

02006439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 41890

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 26 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AMERICAN CLASSIC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 ATP TOUR BLVD., SUITE 150
(No. and Street)

PONTE VEDRA FL 32082
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER R. LEE 904-285-6443
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name — *if individual, state last, first, middle name*)

50 NORTH LAURA STREET, SUITE 3000 JACKSONVILLE, FL 32202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER R. LEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN CLASSIC SECURITIES, INC, as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

KRISTIN GRAHAM
MY COMMISSION # CC 902947
EXPIRES: January 18, 2004
Bonded Thru Notary Public Underwriters

Kristin R. Graham
Notary Public

Signature

EXECUTIVE VICE PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Classic Securities, Inc.

Financial Statements
For The Years Ended December 31, 2001 and 2000

American Classic Securities, Inc.
Index to Financial Statements
For The Years Ended December 31, 2001 and 2000



PricewaterhouseCoopers LLP
50 North Laura Street
Suite 3000
Jacksonville FL 32202-3658
Telephone (904) 354 0671
Facsimile (904) 366 3678

Report of Independent Certified Public Accountants

To the Shareholder and
Board of Directors of
American Classic Securities, Inc.

In our opinion, the accompanying balance sheets and the related statements of income, shareholder's equity and cash flows present fairly, in all material respects, the financial position of American Classic Securities, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission and Exemption from Rule 15C3-3 of the Securities and Exchange Commission are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 31, 2002

American Classic Securities, Inc.
Balance Sheets
December 31, 2001 and 2000

ASSETS	2001	2000
Current assets:		
Cash	$ 189,550	$ 273,345
Commissions receivable	69,069	88,571
Prepaid expenses	10,255	10,105
Due from parent	3,259	-
	272,133	372,021
Equipment, net of accumulated depreciation of $8,679 and $25,308 as of December 31, 2001 and 2000, respectively	-	158
Deferred tax asset	5,950	-
Goodwill, net of accumulated amortization of $3,295 and $3,175 as of December 31, 2001 and 2000, respectively	1,090	1,210
Total assets	$ 279,173	$ 373,389

LIABILITIES AND SHAREHOLDER'S EQUITY	2001	2000
Current liabilities:		
Commissions payable	$ 67,544	$ 72,423
Accounts payable	5,000	-
Income taxes payable	-	36,135
Total current liabilities	72,544	108,558
Commitments and contingencies (Notes 2 and 5)		
Shareholder's equity:		
Common stock, $1.00 par value; 100 shares authorized; 100 shares issued and outstanding	100	100
Capital paid in excess of par value	88,400	88,400
Retained earnings	118,129	176,331
Total shareholder's equity	206,629	264,831
Total liabilities and shareholder's equity	$ 279,173	$ 373,389

The accompanying notes are an integral part of these financial statements.

American Classic Securities, Inc.
Statements of Income
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenue:		
Commissions	$ 1,090,469	$ 1,415,184
Interest	6,263	5,798
Other income	250	670
	1,096,982	1,421,652
Expenses:		
Commissions	828,025	1,022,861
Management fee	215,050	196,000
Administrative and operating	54,267	57,535
Registration fees	13,637	20,744
Surety bonding	2,502	2,495
Licenses and permits	255	2,922
Depreciation and amortization	278	583
	1,114,014	1,303,140
Income (loss) before income taxes	(17,032)	118,512
Income tax expense (benefit):		
Current	12,120	36,135
Deferred	(5,950)	-
	6,170	36,135
Net income (loss)	$ (23,202)	$ 82,377

The accompanying notes are an integral part of these financial statements.

American Classic Securities, Inc.
Statements of Shareholder's Equity
For the Years Ended December 31, 2001 and 2000

	Common Stock	Capital Paid in Excess of Par Value	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 1999	$ 100	$ 88,400	$ 123,954	$ 212,454
Net income	-	-	82,377	82,377
Dividends paid	-	-	(30,000)	(30,000)
Balance, December 31, 2000	100	88,400	176,331	264,831
Net income	-	-	(23,202)	(23,202)
Dividends paid	-	-	(35,000)	(35,000)
Balance, December 31, 2001	$ 100	$ 88,400	$ 118,129	$ 206,629

The accompanying notes are an integral part of these financial statements.

American Classic Securities, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income (loss)	$ (23,202)	$ 82,377
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	278	583
(Increase) decrease in assets:		
Commissions receivable	19,502	(20,665)
Prepaid expenses	(150)	37
Due from parent	(3,259)	-
Deferred tax asset	(5,950)	-
Increase (decrease) in liabilities:		
Commissions payable	(4,879)	30,438
Accounts payable	5,000	(3,089)
Income taxes payable	(36,135)	24,370
Total cash provided by (used in) operations	(48,795)	114,051
Cash flows from financing activities:		
Payment of dividends	(35,000)	(30,000)
Total cash used in financing activities	(35,000)	(30,000)
Net increase (decrease) in cash	(83,795)	84,051
Cash, beginning of year	273,345	189,294
Cash, end of year	$ 189,550	$ 273,345

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies

Organization - American Classic Securities, Inc. (the Company), a wholly owned subsidiary of Agent Investors Holding Company, Inc. (AIHC), is registered in all 50 states as a broker-dealer and is also a member of the National Association of Securities Dealers (NASD). The Company has over 200 affiliated agents dispersed throughout the U.S. who market mutual funds and variable contracts from a variety of distributors and receive a commission from the Company based on sales. The Company receives commissions from the mutual fund and variable contract distributors.

Cash and cash equivalents - Cash and cash equivalents represent demand deposits that are readily convertible to known amounts of cash.

Equipment - Equipment is recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to five years.

Goodwill - Amortization of goodwill is computed using the straight-line method over 20 years.

Income Recognition - Commission income is recorded as earned on a trade date basis.

Income Taxes - The Company files consolidated income tax returns with AIHC. Income tax expense is provided based upon the amount that would have been required had the Company filed a separate return within this same control group. The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income - In accordance with SFAS No. 130, "Reporting for Comprehensive Income", all components of comprehensive income, including net income, are reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. The client has no items of other comprehensive income, therefore there is no difference between net income and comprehensive income for 2001 or 2000.

2. Related Party Transactions

The Company and AIHC have entered into an administrative agreement, whereby AIHC agrees to provide funding, facilities, office equipment and various other administrative services to the Company. AIHC charged the Company management fees of $215,050 and $196,000 for 2001 and 2000, respectively.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The SEC is empowered to restrict the Company's business activities should its net capital ratio exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital and a net capital requirement of $195,284 and $25,000, respectively, and the Company's net capital ratio was .37 to 1. At December 31, 2000, the Company had net capital and a net capital requirement of $253,358 and $25,000, respectively, and the Company's net capital ratio was .43 to 1. Accordingly, at December 31, 2001 and 2000, the Company was in compliance with the net capital requirement.

4. Income Taxes

For 2001, the Company had a net loss, which resulted in a deferred tax asset of $5,950. The Company is expected to benefit from this asset in 2002. In addition, current tax expense of $12,120 was recognized based on the Company's final allocation of prior year taxes.

5. Contingencies

In the normal course of its business operations, the Company is involved in routine litigation from time to time.

In management's opinion, based upon the advice of legal counsel, litigation and claims will not have a material adverse effect on the Company's financial position or results of operations.

6. Financial Instruments

Receivables of the Company are reported in the balance sheet at the lower of estimated realizable value or the contract amount and are due when the related transactions are executed.

Supplemental Schedules

American Classic Securities, Inc.
Schedule of Computation of Net Capital Under Rule 15C3-1
December 31, 2001

		2001
Net capital:		
Total shareholder's equity per financial statements		$ 206,629
Deduct shareholder's equity not allowable for net capital		-
Total shareholder's equity qualified for net capital		206,629
Add allowable subordinated liabilities		-
Add other allowable credits		-
Total capital and allowable subordinated liabilities		206,629
Less non-allowable assets:		
Prepaid expenses	$ (10,255)	
Equipment, net	-	
Goodwill, net	(1,090)	(11,345)
Net capital		$ 195,284
Aggregate indebtedness ("AI"):		
Total liabilities per financial statements		$ 72,544
Computation of basic net capital requirement:		
Minimum net capital required		25,000
Excess net capital		170,284
Net capital less 10% of AI		188,030
Ratio: Aggregate indebtedness to net capital		.37 to 1

Reconciliation pursuant to paragraph (d) (4) of Rule 17-5:

Difference between this computation of net capital and the corresponding computation prepared by American Classic Securities, Inc. and included in the Company's quarterly unaudited Part IIA FOCUS Report consisted of the following:

Net capital per the Company's monthly Part II FOCUS report	188,891
Adjustment to accrue commission revenue	11,897
Adjustment to accrue commission payable	(9,713)
Adjustment to accrue professional fees	(5,000)
Adjustment to record deferred tax asset	5,950
Adjustment to reduce expenses paid to parent	3,259
Net capital per this computation	$ 195,284

American Classic Securities, Inc.
Schedule of Exemption from Rule15C-3 of the Securities and Exchange Commission
December 31, 2001

American Classic Securities, Inc. does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, American Classic Securities, Inc. has not presented supplemental schedules to its financial statements of 1) Computation for Determination of Reserve Requirements Under Rule 15C3-3 and 2) Information Relating to Possession or Control Requirements Under rule 15C3-3 due to the exemptive provisions under Section (K) (2)(i) of Rule 15C3-3.



PricewaterhouseCoopers LLP
50 North Laura Street
Suite 3000
Jacksonville FL 32202-3658
Telephone (904) 354 0671
Facsimile (904) 366 3678

To the Shareholder of
American Classic Securities:

In planning and performing our audit of the financial statements and supplemental schedules of American Classic Securities (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 31, 2002